Exhibit 99.1
Press Release

Cognyte to Announce Fourth Quarter and Full-Year
FY2023 Financial Results on April 11, 2023

Herzliya, Israel – April 4, 2023 – Cognyte Software Ltd. (NASDAQ: CGNT) will conduct a conference call on Tuesday, April 11, 2023, at 8:30am ET to review its fourth quarter and full-year fiscal 2023 financial results for the period ending January 31, 2023. An earnings press release will be issued prior to the conference call.

A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at https://register.vevent.com/register/BI4df19fa7d6fb4a46b123f84931ec4e7e to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call).

About Cognyte Software
Cognyte Software Ltd. is a global leader in investigative analytics software that empowers a variety of government and other organizations with Actionable Intelligence for a Safer World™. Our open interface software is designed to help customers accelerate and improve the effectiveness of investigations and decision-making. Hundreds of customers rely on our solutions to accelerate and conduct investigations and derive insights with which they identify, neutralize, and tackle threats to national security and address different forms of criminal and terror activities. Learn more at www.cognyte.com

COGNYTE, ACTIONABLE INTELLIGENCE, and ACTIONABLE INTELLIGENCE FOR A SAFER WORLD are trademarks of Cognyte Software or its subsidiaries. Cognyte Software and other parties may also have trademark rights in other terms used herein.

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Contact:

Investor Relations
Dean Ridlon
Cognyte Software
IR@cognyte.com